# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sana Biotechnology, Inc., CIK 0001770121
CUSIP: 799566104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 188 East Blaine Street, Suite 350, Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-22-000080
Filed by CIK 0001666306

## Reporting persons
- ARCH Venture Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Fund IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Fund X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Fund X Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Partners IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Partners X Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Partners IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- ARCH Venture Partners X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- Clinton Bybee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 312,444; shared voting power 45,860,681; sole dispositive power 312,444; shared dispositive power 45,860,681; aggregate amount beneficially owned 46,173,125 (15.4% of the class)
- Steven Gillis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)
- Kristina Burow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 45,860,681; sole dispositive power 0; shared dispositive power 45,860,681; aggregate amount beneficially owned 45,860,681 (15.3% of the class)

## Item 1. Issuer
Name of issuer: Sana Biotechnology, Inc.
Address of issuer's principal executive offices: 188 East Blaine Street, Suite 350, Seattle, WA 98102

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund IX, L.P. ("AVF IX"); ARCH Venture Partners IX, L.P. ("AVP IX LP"); ARCH Venture Partners IX, LLC ("AVP IX LLC"); ARCH Venture Fund IX Overage, L.P. ("AVF IX Overage"); ARCH Venture Partners IX Overage, L.P. ("AVP IX Overage GP"); ARCH Venture Fund X, L.P. ("AVF X"); ARCH Venture Partners X, L.P. ("AVP X LP"); ARCH Venture Fund X Overage, L.P. ("AVF X Overage"); ARCH Venture Partners X Overage, L.P. ("AVP X Overage GP"); ARCH Venture Partners X, LLC ("AVP X LLC"); (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director"), and Steven Gillis ("Gillis") and Kristina Burow ("Burow"), along with Nelsen and Crandell, collectively the "Investment Committee"; individually "Committee Members". The Reporting Entities, Managing Directors and the Investment Committee Members collectively are referred to as the "Reporting Persons". The Reporting Persons are filing this report with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Sana Biotechnology, Inc. (the "Issuer").
Address of principal business office or, if none, residence: 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631
Citizenship: Each of AVF IX, AVP IX LP, AVF IX Overage, AVP IX Overage GP, AVF X, AVP X LP, AVF X Overage and AVP X Overage GP are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC and AVP X LLC are each a limited liability company organized under the laws of the State of Delaware. Each Managing Director and Committee Member is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AVF IX is the record owner of 10,667,387 shares of Common Stock (the "AVF IX Shares") as of June 30, 2026. AVP IX LP, as the sole general partner of AVF IX, may be deemed to beneficially own the AVF IX Shares.

AVF IX Overage is the record owner of 10,301,250 shares of Common Stock (the "AVF IX Overage Shares") as of June 30, 2026. AVP IX Overage GP, as the sole general partner of AVF IX Overage, may be deemed to beneficially own the AVF IX Overage Shares, combined with AVF IX Shares (the "IX Record Shares").

AVF X is the record owner of 12,446,022 shares of Common Stock (the "AVF X Shares") as of June 30, 2026. AVP X LP, as the sole general partner of AVF X, may be deemed to beneficially own the AVF X Shares.

AVF X Overage is the record owner of 12,446,022 shares of Common Stock (the "AVF X Overage Shares") as of June 30, 2026. AVP X Overage GP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Shares, combined with AVF X Shares (the "X Record Shares").

AVP IX LLC, as the sole general partner of AVP IX LP and AVP IX Overage GP, may be deemed to beneficially own the IX Record Shares. As managing directors of AVP IX LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the IX Record Shares.

AVP X LLC, as the sole general partner of AVP X LP and AVP X Overage GP, may be deemed to beneficially own the X Record Shares. As Investment Committee Members of AVP X LLC, each Committee Member may also be deemed to share the power to direct the disposition and vote of the X Record Shares.

In addition, as of June 30, 2026, Nelsen is a holder of vested options to purchase 298,591 shares of Common Stock (the "Vested Option Shares") and 1,353 fully vested restricted stock units ("RSUs") and Enzo Family Trust of 2015, the beneficiaries of which are members of Nelsen's family, holds 12,500 shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.
Percent of class: The information required by Item 4(b) is incorporated by reference to Row 11 of the cover pages hereto. The percentages set forth on the cover pages for each Reporting Person (other than Nelsen) are based upon 299,360,637 shares of Common Stock outstanding as of August 3, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2026, and, in the case of Nelsen, assumes the exercise of the Vested Option Shares.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover pages.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund IX, L.P.: /s/ ARCH Venture Partners IX, L.P., its General Partner (08/14/2026)
- ARCH Venture Fund IX, L.P.: /s/ Mark McDonnell*, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Fund IX Overage, L.P.: /s/ ARCH Venture Partners IX Overage, L.P., its General Partner (08/14/2026)
- ARCH Venture Fund IX Overage, L.P.: /s/ ARCH Venture Partners IX, LLC, its General Partner (08/14/2026)
- ARCH Venture Fund IX Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Fund X, L.P.: /s/ ARCH Venture Partners X, L.P., its General Partner (08/14/2026)
- ARCH Venture Fund X, L.P.: /s/ ARCH Venture Partners X, LLC, its General Partner (08/14/2026)
- ARCH Venture Fund X, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Fund X Overage, L.P.: /s/ ARCH Venture Partners X Overage, L.P., its General Partner (08/14/2026)
- ARCH Venture Fund X Overage, L.P.: /s/ ARCH Venture Partners X, LLC, its General Partner (08/14/2026)
- ARCH Venture Fund X Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners IX, L.P.: /s/ ARCH Venture Partners IX, LLC, its General Partner (08/14/2026)
- ARCH Venture Partners IX, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners IX Overage, L.P.: /s/ ARCH Venture Partners IX, LLC, its General Partner (08/14/2026)
- ARCH Venture Partners IX Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners X Overage, L.P.: /s/ ARCH Venture Partners X, LLC, its General Partner (08/14/2026)
- ARCH Venture Partners X Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners X, L.P.: /s/ ARCH Venture Partners X, LLC, its General Partner (08/14/2026)
- ARCH Venture Partners X, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners IX, LLC: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners X, LLC: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- Keith Crandell: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell (08/14/2026)
- Clinton Bybee: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Clinton Bybee (08/14/2026)
- Robert Nelsen: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Robert Nelsen (08/14/2026)
- Steven Gillis: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Steven Gillis (08/14/2026)
- Kristina Burow: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Kristina Burow (08/14/2026)
Comment: * This Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 24.0 and Exhibit 24.1 to the Form 3 relating to the beneficial ownership of shares of Sana Biotechnology, Inc. by certain of the Reporting Persons filed with the Securities and Exchange Commission on February 3, 2021 and incorporated herein in its entirety by reference and Powers of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Gossamer Bio, Inc. by certain of the Reporting Persons filed with the Securities and Exchange Commission on February 7, 2019 and incorporated herein in its entirety by reference.